UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                              ReGen Biologics, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    75884M104
                                    ---------
                                 (CUSIP Number)

                                 April 19, 2004
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No.  75884M104                                           Page 2 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          1,348,024
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         1,176,471
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,348,024
    With
                            8             Shared Dispositive Power
                                                   1,176,471

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,524,495

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    6.1%

12       Type of Reporting Person (See Instructions)

                                    IN, HC

                                                               Page 3 of 6 Pages


Item 1(a)         Name of Issuer:

                  ReGen Biologics, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  509 Commerce Street, 1st Floor, East Wing, Franklin Lakes, N.J. 07417

Item 2(a)         Name of Person Filing:

                  This Statement is filed on behalf of John M. Angelo ("Mr. Angelo," or the "Reporting Person").

                  This statement relates to Shares (as defined herein) held for the accounts of Mr. Angelo, Mr. Angelo's wife, a partnership (the "Partnership"), and AG Funds, LP, a Delaware limited partnership ("AG Funds"). Mr. Angelo is a managing member of JM Funds LLC, a Delaware limited liability company ("JM Funds"). JM Funds is the sole general partner of AG Funds GP, L.P., a Delaware limited liability company, which is the sole general partner of AG Funds. In such capacity, Mr. Angelo may be deemed to be the beneficial owner of the Shares held for the account of AG Funds. In addition, Mr. Angelo exercises investment power over the Shares held for the account of his wife and, as a result, may be deemed to be the beneficial owner of the Shares held for the account of Mr. Angelo's wife. Finally, this statement relates to Shares held for the account of the Partnership. Mr. Angelo exercises investment power over the Shares held for the Partnership's portfolio. In such capacity, Mr. Angelo may be deemed to be the beneficial owner of the Shares held for the account of the Portfolio.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of the Reporting Person is 245 Park Avenue, New York, New York 10167.

Item 2(c)         Citizenship:

                  Mr. Angelo is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  75884M104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 4 of 6 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of the date hereof, Mr. Angelo may be deemed to be the beneficial owner of 2,524,495 Shares. This amount consists of A) 1,176,471 Shares held for the account of AG Funds, B) 742,448 Shares held for the account of Mr. Angelo, C) 159,248 Shares held for the account of Mr. Angelo's wife, and
D) 446,328 Shares held for the account of the Partnership.

Item 4(b)         Percent of Class:

                  Mr. Angelo may be deemed to be the beneficial owner of approximately 6.1% of the total number of Shares outstanding (based upon information provided by the Issuer, the number of Shares outstanding was 41,611,786 as of April 19, 2004).

Item 4(c)         Number of shares as to which such person has:

Mr. Angelo
(i)       Sole power to vote or direct the vote:                       1,348,024
(ii)      Shared power to vote or to direct the vote                   1,176,471
(iii)     Sole power to dispose or to direct the disposition of        1,348,024
(iv)      Shared power to dispose or to direct the disposition of      1,176,471

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  (i) The partners of AG Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of AG Funds in accordance with their partnership interests in AG Funds.

                  (ii) Mr. Angelo's wife has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for her account.

                  (iii) The partners of the Partnership, including Mr. Angelo, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Partnership in accordance with their ownership interests in the Partnership.

                                                               Page 5 of 6 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 6 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 6 of 6 Pages


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: April 29, 2004                     JOHN M. ANGELO


                                         /s/ John M. Angelo
                                         -----------------------------